

July 18, 2013

Via E-mail
Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd.
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205, Cayman Islands

>   **Re: Office Depot, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 16, 2013 by Starboard Value and Opportunity Master Fund Ltd.,**
>   **et al.**
>   **File No. 001-10948**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background to the Solicitation, page 4

1. Please balance the disclosure in this section by including disclosure regarding the fact that Office Depot has proposed to add at least one of your nominees to the board of directors and to increase the size of the board of directors from 10 to 12 members, or tell us why you do not believe that your disclosure is misleading in the absence of such additional disclosure.

Reasons for the Solicitation, page 9

We Believe that Change in a Significant Portion of Office Depot's Board, page 9

2. We note your response to comment 9 in our letter dated July 11, 2013. We further note disclosure throughout the Reasons for the Solicitation section referring to the contribution

of Office Depot directors to the combined Office Depot/Office Max board of directors. Please further revise your disclosure to clarify that the board of directors of the combined company will not necessarily be members of the existing or future boards of directors.

3. We note your statement that you believe that "the election of [your] Nominees at the 2013 Annual Meeting *will* serve to demonstrate that stockholders agree with [you] . . . ." (emphasis added) Please revise to eliminate the implication that the election of your Nominees is a foregone conclusion.

Our Four Nominees Have the Experience, Qualification and Commitment, page 13

4. We note your response to comment 12 in our letter dated July 11, 2013, as well as your revised disclosure, which, in relevant part, now states your belief that "the Board lacks the commitment necessary to act in the best interest of stockholders." As previously requested, please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct without factual foundation and revise this statement accordingly. Please refer to Rule 14a-9 and revise accordingly.

Voting and Proxy Procedures, page 22

Quorum; Broker Non-Votes; Discretionary Voting, page 23

Other Proposals, page 23

5. We note your statement in this section that "[n]either an abstention or a broker non-vote will count as voting with respect to the proposal." However, we also note your statement in the second paragraph of this page that "[a]bstentions are counted as present and entitled to vote for purposes of determining a quorum" and disclosure on page two of Office Depot's PREC14A filed on July 8, 2013 that, "[f]or any proposal other than the election of directors or ratification of the independent accounting firm, abstentions will be counted as a vote 'against' such matter . . . ." Please provide the basis for your statement that abstentions will have no direct effect on proposals other than the election of directors, or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Andrew M. Freedman